

HARVEST TODAY

EX-99

2024

LEGAL DISCLAIMER



This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements made in the presentation, other than statements of historical fact, are forward-looking statements. You can identify these statements from our use of the words “may”, “should”, “could”, “potential”, “continue”, “plan”, “forecast”, “estimate”, “project”, “believe”, “intend”, “anticipate”, “expect”, “target”, “is likely”, “will”, or the negative of these terms, and similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, among other things.

- Statements and assumptions relating to future growth, earnings, earnings per share and other financial performance measures, as well as management’s short-term and long-term performance goals;
- Statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events;
- Statements relating to our business and growth strategies; and
- Any other statements or assumptions that are not historical facts.

We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause or actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

You should not place undue reliance on any forward-looking statements. These statements speak only as the date of this presentation. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this presentation, whether as a result of the new information, future events, changed circumstances or any other reason after the date of this presentation.

indoor growing made simple



DIRECT GENERAL CORPORATION



<u>Company Strategy</u>

- Founded April 2021 by current CEO Richard Langille
- Control the customer relationship by
  - Developing marketing to establish direct farm development customers
  - International associated companies are established to broaden the reach into remote markets.
  - Governmental relationships are growing to elevate public concerns for food security in both remote communities but also in large urban centers.
- Broaden markets through cooperation with strategic distributors.

OUR BUSINESS MODEL



Through affiliated company divisions, Harvest Today has and will continue market growth by manufacturing out patented Harvest Wall Systems.

Our newly hired Global Marketing and Sales Director, Peter Maher has 2 decades of experience that will propel our efforts. We are a relational company, based on supporting our customers to simply grow the best food they can.



EARNINGS GROWTH



	Most recent fiscal year-end	Prior fiscal year-end:
Total Assets:	$1,483,386	$773,230
Cash & Cash Equivalents:	$646,785	$44,506
Accounts Receivable:	0	$44,506
Short-term Debt:	0	$33,008
Long-term Debt:	0	$228,460
Revenues/Sales	$252,649.50	$450,673
Cost of Goods Sold:	$169,948	$253,788
Taxes Paid:	0	$0
Net Income:	($712,239)	($596,574)



GROWTH OPPORTUNITIES.

- We focus on maintaining or increasing premium growth throughout the world, especially in places where agriculture is difficult, due to topography or climate restrictions
- Increased penetration of ancillary product sales
- Introduction of new products

INVESTMENT IN HARVEST TODAY

- 2024 Expectations: It is our intent to no longer seek public funds via crowdfunding.

indoor growing made simple